SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




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                                                  :
                In the Matter of                  :
                                                  :
      PUBLIC SERVICE COMPANY OF OKLAHOMA          :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8887                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Pursuant to an Order of the Securities and
Exchange Commission dated December 30, 1996 (HCAR 35-26638), PSO must file semi-annual reports providing the following information with respect to the activities related to its investment in Nuvest, L.L.C.(Nuvest), which provides services to public utility companies through its subsidiaries, Numanco, Inc. and Numanco, L.L.C. (collectively, together with Nuvest, referred to as the Numanco Companies): 1) a description of all services performed by the Numanco Companies during the most recent six month period (the reporting period), 2) a description of any services provided to PSO by the Numanco Companies during the reporting period, 3) a statement of any dividends or interest paid to PSO, both for the reporting period and cumulatively, as a result of its equity interests in the Numanco Companies, and 4) a statement regarding the nature and consequences of any event of default under the member agreement occurring during the reporting period.


1) DESCRIPTION OF ALL SERVICES PERFORMED BY THE NUMANCO COMPANIES DURING THE REPORTING PERIOD

            The Numanco Companies provided services in each of the following four areas: health physics services, mechanical services, quality assurance services and training services. Over 99% of all work performed was in commercial nuclear power plants within the United States. Of the disciplines listed, over 90% of revenues came from the provision of health physics services.

            During the second half of 1996, the Numanco Companies entered into a joint venture agreement with a third party to provide industrial tank cleaning services. Under this joint venture agreement, the Numanco Companies will provide temporary employees at cost and the joint venture partner will provide a patented and proprietary piece of tank cleaning equipment known as the Trac-Pump. The Numanco Companies will staff and operate jobs using the Trac-Pump with the profits split 50/50 between the two companies. Targeted users of this service are the Department of Energy, electric utility companies, petro-chemical companies and others with large storage tanks or other cleaning applications. This activity contributed less than 1% of The Numanco Companies' revenues in 1996.


2) DESCRIPTION OF ANY SERVICES PROVIDED TO PSO BY THE NUMANCO COMPANIES DURING THE REPORTING PERIOD

             No services were provided to PSO during the reporting period by the Numanco Companies.


      3) STATEMENT OF ANY DIVIDENDS OR INTEREST PAID TO PSO, BOTH FOR THE REPORTING PERIOD AND CUMULATIVELY, AS A RESULT OF ITS EQUITY INTERESTS
IN THE NUMANCO COMPANIES

            As a Limited Liability Company, all Nuvest's profits must be distributed to its members. PSO's share of these profits for 1996 was $1,041,180. Nuvest will offer a cash distribution to members based on the members' tax liability attributable to the net income of the company. The remainder will be retained to support the growth of the Numanco Companies.

            No interest was paid to PSO during the reporting period nor cumulatively.

            The amount reported above is the cumulative amount collected by the venture.

4) STATEMENT REGARDING THE NATURE AND CONSEQUENCES OF ANY EVENT OF DEFAULT UNDER THE MEMBER AGREEMENT OCCURRING DURING THE PERIOD

            No events of default occurred during the reporting period.


                              S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 28th day of February 1997.

                             Public Service Company of Oklahoma

                             /S/ R. RUSSELL DAVIS
                                 R. Russell Davis
                                 Controller and Chief
                                 Accounting Officer